Calamos Advisors, LLC
2020 Calamos Court
Naperville, IL 60563
August 25, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
Calamos Global Total Return Fund
811-21547
333-174431
     On behalf of the Calamos Global Total Return Fund (the “Fund”), we hereby make the following representations:
     (i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
     (ii) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (iii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and
     (iv) The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Calamos Global Total Return Fund

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Vice President and Secretary